Exhibit 99.5

AuRico Reports Third Quarter Financial Results and Updates on Young-Davidson

Toronto: November 12, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) reports financial results for the three and nine months ended September 30, 2012 and provides an update on the Young-Davidson mine. All amounts are in U.S. dollars. The Company will host a conference call on Tuesday, November 13, 2012 beginning at 10:00 a.m. Eastern Time.

Third Quarter Financial Highlights

For the third quarter, the Company reported the following results, inclusive of discontinued operations unless otherwise noted:

  Revenues of $77.1 million.

  Adjusted net earnings(1) of $29.5 million, or $0.10 per share.

  Consolidated production of 51,103 gold ounces(2) and 478,497 silver ounces, or 59,727 gold equivalent ounces(2) using the actual gold equivalency ratio of 56:1 realized in the quarter.

  Consolidated cash costs of $625 per gold equivalent ounce (realized)(1) , prior to the reversal of a net realizable value adjustment on the Ocampo ore-in-process heap leach inventory. Inclusive of the reversal, cash costs were $553 per gold equivalent ounce (realized)(1) .

  Operating cash flow (before changes in working capital) of $40. 6 million, or $0.14 per share.

  Cash costs from continuing operations of $504 per gold ounce(3) .

  Average realized margin from continuing operations of $1,169 per ounce, or 70%.

(1)	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non-GAAP measures below.
(2)	Includes 7,922 pre-commercial production gold ounces produced at Young-Davidson.
(3)	Continuing operations include the Young-Davidson and El Chanate mine operations.

“During the quarter we announced the sale of the Ocampo mine, which is expected to close in mid-December. Following the completion of the transaction, the Company will focus on delivering reliable, stable and consistent performance from our two remaining low-cost, long-life, core assets located in Canada and Mexico, which will underpin our commitment to shareholder friendly initiatives. Our expanding production base, strong cash position and growing free cash flow profile should provide a platform for shareholder value creation,” said Scott Perry, Chief Executive Officer. He continued, “Our production growth profile is primarily driven by the recently commissioned Young-Davidson mine, which reported solid production and cash cost results in its first month of commercial production. In the latter part of October, the first two underground stopes in the Upper Boundary Zone came into production and as a result, we expect strong production performance at the Young-Davidson mine due to the contribution of this higher grade underground ore during the fourth quarter.”

Third Quarter Highlights

	Quarter Ended Sept. 30, 2012(1)	Quarter Ended Sept. 30, 2011(1)	Nine Months Ended Sept. 30, 2012(1)	Nine Months Ended Sept. 30, 2011(1)
Revenue from mining operations	$77,063	$112,087	$368,051	$295,304
Average realized gold price per ounce	$1,664	$1,704	$1,666	$1,552
Average realized silver price per ounce	$29.87	$38.15	$30.95	$36.37
Earnings from operations	$16,967	$52,793	$80,113	$120,154
Net earnings from continuing operations	$43,018	$20,626	$36,199	$6,268
Net (loss) / earnings from discontinued operations	($7,781)	$41,988	$22,475	$92,655
Total net earnings	$35,237	$62,614	$58,674	$98,923
Net earnings per share from continuing operations, basic	$0.15	$0.12	$0.13	$0.04
Net (loss) / earnings per share from discontinued operations, basic	($0.03)	$0.24	$0.08	$0.58
Total net earnings per share, basic	$0.12	$0.36	$0.21	$0.62
Adjusted net earnings(2)	$29,491	$34,767	$111,152	$91,416
Adjusted net earnings per share(2)	$0.10	$0.20	$0.39	$0.57
Total operating cash flow	$6,170	$51,713	$85,531	$139,747
Total net free cash flow	($103,433)	$12,251	($343,056)	$38,280
(1) The information in this table includes the results of both continuing and discontinued operations, except where indicated.
(2) See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non- GAAP measures below.

Operational Results – Continuing Operations

	Quarter ended Sept 30/12			Nine months ended Sept. 30/12
	El Chanate	Young-Davidson	Total	El Chanate	Young-Davidson	Total
Gold oz. produced	19,388	9,903	29,291	56,363	9,903	66,266
Gold oz. sold	19,121	3,999	23,120	54,286	3,999	58,285
Pre-commercial production gold oz. produced(1)	-	7,922	7,922	-	19,872	19,872
Pre-commercial production gold oz. sold(1)	-	8,701	8,701	-	13,910	13,910
Total cash costs per gold oz.(2)(3)(4)	$434	$639	$504	$425	$639	$458
Margins per gold oz.	$1,221	$1,117	$1,169	$1,240	$1,117	$1,213

(1) Pre-commercial production ounces produced and sold at Young-Davidson are excluded from consolidated ounces produced and sold, as these ounces are credited against capitalized project costs.
(2) Cash costs for the El Chanate mine and Young-Davidson mine are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Refer to the discussion of Non- GAAP measures below.
(3) Gold ounces used to calculate cash costs include ounces sold at the El Chanate mine and ounces produced at the Young -Davidson mine for the three and nine months ended September 30, 2012.
(4) The Young-Davidson mine declared commercial production on September 1, 2012 and therefore, cash costs are calculated on post-commercial production ounces only (9,903 ounces). Pre-commercial production ounces produced are excluded from the calculation of cash costs as they are credited against capitalized project costs.

Young-Davidson Update (October)

  On September 1, 2012, the Young- Davidson mine achieved commercial production.

  During October, the Young-Davidson mine produced 9,177 gold ounces.

  Production from the initial two stopes in the Upper Boundary Zone began in the latter part of October. During the fourth quarter the Company has targeted mining 90,000 tonnes at grades in excess of 3.0 grams per tonne gold, including the 12,000 tonnes mined in October at grades averaging 4.0 grams per tonne gold.

  Mill feed grades are continuing to increase, through a combination of higher grade open pit ore and the initial production contribution from the underground.

  The mill facility continued to operate at target levels during October.

  Raise boring of the second leg (450 metres) of the Northgate shaft is progressing well and is expected to be completed in early 2013. Structural work for the new headframe will be completed before year end, with mechanical installations completed in Q1 2013. Construction of the mid-shaft crushing and loading infrastructure is on schedule for commissioning by mid-year 2013.

Corporate Highlights

  On October 9, 2012, the Company entered into a definitive agreement with Minera Frisco, S.A.B. de C.V. (“Minera Frisco”), pursuant to which Minera Frisco will acquire the Company’s Ocampo mine and the Venus and Los Jarros exploration properties located in Chihuahua, Mexico, as well as a 50% interest in the Orion advanced development project located in Nayarit, Mexico, for total consideration of $750 million in cash. The transaction is expected to close in December 2012.

  On October 5, 2012, the Company reached an agreement to settle the class action claim filed by Ed J. McKenna, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances.

  During October 2012, the Company sold its entire equity interest in Endeavour Silver Corp. and Crocodile Gold Corporation on a block trade basis for gross proceeds of $104.6 million.

Adjusted Net Earnings

	Young- Davidson	El Chanate	Corporate & Other	Continuing Operations	Ocampo	El Cubo	Discontinued Operations	Consolidated
Net earnings / (loss)	2,740	16,590	23,688	43,018	(27,282)	19,501	(7,781)	35,237
Adjustments:
Unrealized foreign exchange loss	-	-	7,952	7,952	1,948	242	2,190	10,142
Fair value adjustment on option component of convertible senior notes	-	-	(14,416)	(14,416)	-	-	-	(14,416)
Unrealized gain on investments	-	-	(20,251)	(20,251)	-	-	-	(20,251)
Other unrealized gains and non- recurring expenses	-	-	(1,598)	(1,598)	-	-	-	(1,598)
Disposition-related costs	-	-	-	-	3,507	1,820	5,327	5,327
Reversal of NRV adjustment on Ocampo heap leach	-	-	-	-	(6,074)	-	(6,074)	(6,074)
Ocampo outside tax basis adjustment	-	-	-	-	39,168	-	39,168	39,168
Gain on disposition of El Cubo and GyC	-	-	-	-	-	(24,062)	(24,062)	(24,062)
Tax impact of adjustments	-	-	2,323	2,323	333	3,362	3,695	6,018
Adjusted net earnings	2,740	16,590	(2,302)	17,028	11,600	863	12,463	29,491
Earnings per share				$ 0.06			$ 0.04	$ 0.10

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and net free cash flow are reconciled to the Company’s financial statements on page 27 of the Company’s Management’s Discussion and Analysis.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on investments and derivative liabilities, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the periods presented and are not necessarily indicative of future operating results.

Financial Statements and Management’s Discussion and Analysis

The interim financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

Conference Call Details

A webcast and conference call will be held on Tuesday, November 13, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:
Canada & U.S. Toll Free:	1-888-231-8191
International & Toronto:	1-647-427-7450

Conference Call Live Webcast:

The conference call will be broadcast live on the internet via webcast.

To access the webcast, please follow the link below: http://www.newswire.ca/en/webcast/detail/1042473/1132593

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, November 20, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833                            Passcode: #35680929
  North America Toll Free: 1-855-859-2056                                 Passcode: #35680929

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/detail/1042473/1132593

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State. AuRico’s strong project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Executive Officer	Vice President, Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate; the ability to complete the sale of the Ocampo mine; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; risks arising from holding derivative instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this third quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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